

Q2 2017 Supplemental Materials

July 31, 2017

Disclaimers

Forward-Looking Information

This presentation contains forward-looking statements and information. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" and similar expressions. These statements include, among others, statements regarding our expected performance, anticipated returns on our investment, financing, and hedging strategies and means to implement those strategies.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described under the caption ''Risk Factors'' in this Quarterly Report on Form 10-Q. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ORCHID ISLAND CAPITAL

GAAP to Non-GAAP Reconciliation

In addition to the results presented in accordance with GAAP, our results of operations discussed below include certain non-GAAP financial information, including "Net Income Excluding Realized and Unrealized Gains and Losses."

Net Income Excluding Realized and Unrealized Gains and Losses

We have elected the fair value option for all of our MBS assets and have not elected to designate our derivative holdings for hedge accounting treatment under the Financial Accounting Standards Board (the "FASB"), Accounting Standards Codification ("ASC"), Topic 815, *Derivatives and Hedging*. Changes in fair value of these instruments are presented in a separate line item in our consolidated statements of operations. Therefore, we mark all of our MBS assets and hedge instruments to market every reporting period. With the volatility that occurs in markets every quarter, the market value of these assets and hedge instruments varies as well. These fluctuations in value are reported in our statement of operations every period. We have presented the results of our operations in the tables below with and without these realized and unrealized gains and losses included in the calculation of net income/(loss).

We believe that net income excluding realized and unrealized gains and losses provides meaningful information to consider, in addition to the respective amounts prepared in accordance with GAAP. This non-GAAP measure helps management to evaluate its financial position and performance without the effects of these realized and unrealized gains and losses that are not necessarily indicative of our financial performance. The unrealized gains or losses on derivative instruments and MBS assets presented in our consolidated statements of operations are not necessarily representative of the ultimate gain or loss, if any, that we may realize in the future. This is because as interest rates move up or down in the future, the gains or losses we ultimately realize, and which will affect our net income for the then current period, may differ from the unrealized gains or losses recognized as of the reporting date. With respect to realized gains and losses, the application of the fair value method of accounting may cause users of our financial statements to conclude that the realized gains or losses in a given period are indicative of the gains and losses incurred from the date we purchased the assets or hedge instruments. This is not the case, as the fair value method of accounting requires us to report gains and losses based on the movement in the market value of the instrument in question since the beginning of the period only.

Our presentation of net income excluding realized and unrealized gains and losses has important limitations. First, other market participants may use the available for sale method of accounting for their MBS assets. Under the available for sale method of accounting, fluctuation in the value of MBS assets are reflected in other comprehensive income, a component of the shareholders equity section of the balance sheet. Second, while we believe that the calculation of net income excluding realized and unrealized gains and losses described above helps to present our financial position and performance, it may be of limited usefulness as an analytical tool. Therefore, net income excluding realized and unrealized gains and losses should not be viewed in isolation and is not a substitute for net income computed in accordance with GAAP.

The table below on page 14 and the appendix associated with the earnings per share chart on page 15 present a reconciliation of the adjustments to net income calculated in accordance with GAAP, as well as the associated per share amounts, for the second quarter of 2017 and all previous quarters.

Table of Contents

Topic Point	Slide(s)
▪ Financial Highlights for the Quarter	5
▪ Market Developments	6 – 12
▪ Financial Results	13 – 18
▪ MBS Portfolio Characteristics, Credit Counterparties, and Hedge Position	19 – 28
▪ Appendix	29 – 30

ORCID ISLAND
CAPITAL

Financial Highlights for the Quarter Ended June 30, 2017

- Earnings per share of $(0.26)

- Incurred $0.88 loss per share from net realized and unrealized gain/(losses) on MBS and derivative instruments

- Earnings per share of $0.62 excluding realized and unrealized gains/(losses) on MBS and derivative instruments (See page 14 for a reconciliation of this non-GAAP measure to earnings per share)

- Book value per share of $9.23 at June 30, 2017
  - A decrease of $0.52 (or -5.3%) from $9.75 at March 31, 2017

- Dividend of $0.42 declared during the quarter

- Economic return of $(0.10) per share, or (1.0)% unannualized / (4.1)% annualized

ORCHID ISLAND
CAPITAL

Market Developments

10-Year U.S. Treasury Note & U.S. Dollar Swap: Q2 2017

10-Year U.S. Treasury Note: Q2 2017



10-Year U.S. Dollar Swap: Q2 2017



Source: Bloomberg Data

ORCHID ISLAND CAPITAL

U.S. Treasury Curve: Q2 2017 Performance



Source: Bloomberg Data

8

ORCHID ISLAND
CAPITAL

U.S. Dollar Swap Curve: Q2 2017 Performance


Yield (%)
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
03/31/17 Yield
06/30/17 Yield
1Mo
3Mo
6Mo
1Yr
2Yr
3Yr
5Yr
7Yr
10Yr
30Yr
Change (bps)
25
20
15
10
5
0
-5
-10
-15
Tenor

Source: Bloomberg Data



FNCL 4.0 & FNCL 4.5: Q2 2017

+0.5 ticks (1/32) for Q2

+6.5 ticks (1/32) for Q2

— FNCL 4.0   — FNCL 4.5

Source: Bloomberg Data

ORCHID ISLAND
CAPITAL

Wells Fargo Production '85k Max' Specified Pool Payup over TBA



Source: Wells Fargo Securities

Wells Fargo 'New Production' Specified Pool Payup over TBA



Source: Wells Fargo Securities

12

Financial Results

Financial Results for the Three Months Ended June 30, 2017

($ in thousands, except per share data)	Net Income Excluding Realized and Unrealized Gains and (Losses)		Realized and Unrealized Gains/(Losses)		Total	
Interest income	$	34,579	$	-	$	34,579
Interest expense		(8,763)		-		(8,763)
Net interest income		25,816		-		25,816
Realized gains on mortgage-backed securities		-		3,935		3,935
Unrealized losses on mortgage-backed securities		-		(17,090)		(17,090)
Losses on interest rate futures and TBA contracts		-		(15,264)		(15,264)
Losses on interest rate swaps		-		(4,178)		(4,178)
Net portfolio income (loss)	$	25,816	$	(32,597)	$	(6,781)
Expenses:						
Management fees		1,400		-		1,400
Allocated overhead		388		-		388
Accrued incentive compensation		218		-		218
Directors' fees and liability insurance		232		-		232
Audit, legal and other professional fees		219		-		219
Direct REIT operating expenses		265		-		265
Other administrative		140		-		140
Total expenses		2,862		-		2,862
Net income (loss)	$	22,954	$	(32,597)	$	(9,643)
Basic and diluted net income (loss) per share	$	0.62	$	(0.88)	$	(0.26)
Weighted average shares outstanding - Basic and diluted		37,211,362		37,211,362		37,211,362
Dividends declared per common share						$0.42

Source: Company Financials

ORCHID ISLAND CAPITAL

Earnings Per Share (EPS) as Reported and with Gains/(Losses) Removed[1]



(1)   See appendix for supporting data.

15

Source: Company Financials

MBS Portfolio Roll Forward March 31, 2017 to June 30, 2017

(in thousands)

	Pass-Through Portfolio	Interest-Only Securities	Inverse Interest Only Securities	Sub-total	Total
Portfolio Activity for the Quarter			**Structured Security Portfolio**		
Market value - March 31, 2017	$ 3,107,660	$ 107,214	$ 47,143	$ 154,357	$ 3,262,017
Securities purchased	2,223,226	4,926	-	4,926	2,228,152
Securities sold	(1,657,306)	-	-	-	(1,657,306)
Gains on sales	3,935	-	-	-	3,935
Return of investment	n/a	(6,565)	(1,850)	(8,415)	(8,415)
Pay-downs	(73,466)	n/a	n/a	n/a	(73,466)
Premium lost due to pay-downs	(5,499)	n/a	n/a	n/a	(5,499)
Mark to market losses	(8,126)	(3,023)	(442)	(3,465)	(11,591)
Market value - June 30, 2017	$ 3,590,424	$ 102,552	$ 44,851	$ 147,403	$ 3,737,827

Source: Company Financials

ORCHID ISLAND CAPITAL

MBS Portfolio Capital Allocation at March 31, 2017 and June 30, 2017

($ in thousands)

		Capital Allocation				
			Structured Security Portfolio			
		Pass-Through Portfolio	Interest-Only Securities	Inverse Interest Only Securities	Sub-total	Total
As of June 30, 2017						
Market value		$ 3,590,424	$ 102,552	$ 44,851	$ 147,403	$ 3,737,827
Cash[1]		(54,028)	-	-	-	(54,028)
Borrowings[2]		(3,278,456)	-	-	-	(3,278,456)
	Total	$ 257,940	$ 102,552	$ 44,851	$ 147,403	$ 405,343
	% of Total	63.60%	25.30%	11.10%	36.40%	100.00%
As of March 31, 2017						
Market value		$ 3,107,660	$ 107,214	$ 47,143	$ 154,357	$ 3,262,017
Cash		112,723	-	-	-	112,723
Borrowings[3]		(3,050,608)	-	-	-	(3,050,608)
	Total	$ 169,775	$ 107,214	$ 47,143	$ 154,357	$ 324,132
	% of Total	52.40%	33.10%	14.50%	47.60%	100.00%

(1)   At June 30, 2017, cash was reduced by unsettled security purchases of $273.7 million which have already been included in the value of the portfolio.

(2)   At June 30, 2017, there were outstanding repurchase agreement balances of $74.4 million and $34.6 million secured by IO and IIO securities, respectively. We entered into these arrangements to generate additional cash available to meet margin calls on Pass-Through MBS; therefore, we have not considered these balances to be allocated to the structured securities strategy.

(3)   At March 31, 2017, there were outstanding repurchase agreement balances of $63.8 million and $33.6 million secured by IO and IIO securities, respectively. We entered into these arrangements to generate additional cash available to meet margin calls on Pass-Through MBS; therefore, we have not considered these balances to be allocated to the structured securities strategy.

Source: Company Financials

ORCHID ISLAND CAPITAL

MBS Portfolio Returns by Sector for the Quarter Ended June 30, 2017

($ in thousands)

Returns for the Quarter Ended June 30, 2017

| | Pass-Through Portfolio | Structured Security Portfolio | | | Total |
		Interest-Only Securities	Inverse Interest Only Securities	Sub-total	
Net interest income	$ 23,716	$ 843	$ 1,257	$ 2,100	$ 25,816
Realized and unrealized losses	(9,690)	(3,023)	(442)	(3,465)	(13,155)
Derivative losses	(19,442)	n/a	n/a	n/a	(19,442)
Net portfolio income (loss)	$ (5,416)	$ (2,180)	$ 815	$ (1,365)	$ (6,781)
Beginning Capital Allocation	$ 169,775	$ 107,214	$ 47,143	$ 154,357	$ 324,132
Return on Invested Capital for the Quarter[1]	(3.20)%	(2.00)%	1.70%	(0.90)%	(2.10)%
Average Capital Allocation[2]	$ 213,858	$ 104,883	$ 45,997	$ 150,880	$ 364,738
Return on Average Invested Capital for the Quarter[3]	(2.50)%	(2.10)%	1.80%	(0.90)%	(1.90)%

(1) Calculated by dividing the Total Return by the Beginning Capital Allocation, expressed as a percentage.
(2) Calculated using two data points, the Beginning and Ending Capital Allocation balances.
(3) Calculated by dividing the Total Return by the Average Capital Allocation, expressed as a percentage.

Source: Company Financials

ORCHID ISLAND CAPITAL

Portfolio Characteristics, Credit Counterparties & Hedge Position

Orchid Island Capital Portfolio Market Value Composition



Source: Company Press Releases

20

Orchid Island Capital Market Value of Structured Securities (IO & IIO)



Source: Company Press Releases

Orchid Island Capital Fixed Rate MBS Holdings



Source: Company Press Releases

Orchid Island Capital Portfolio Capital Allocation



Source: Company Press Releases

Orchid Island Capital Leverage Ratio History



(1) Total liabilities minus unsettled purchases divided by stockholders equity.

Source: Company Press Releases

Orchid Island Capital MBS Portfolio Characteristics as of June 30, 2017

MBS Valuation Characteristics

(in thousands of $s)

Asset Category	Current Face		Fair Value	Current Price	Percentage of Portfolio	Weighted Average Coupon	Realized Jun 2017 CPR (Reported in Jul)
As of June 30, 2017							
Adjustable Rate MBS	$	1,814	$ 1,929	106.34	0.05%	3.52%	0.1%
10-1 Hybrid Rate MBS		41,839	42,881	102.49	1.15%	2.55%	0.8%
Total Hybrid Adjustable Rate MBS		41,839	42,881	102.49	1.15%	2.55%	0.8%
15 Year Fixed Rate MBS		42,907	45,049	104.99	1.21%	3.50%	11.8%
20 Year Fixed Rate MBS		212,874	226,258	106.29	6.05%	4.00%	4.2%
30 Year Fixed Rate MBS		3,034,026	3,274,307	107.92	87.60%	4.46%	6.6%
Total Fixed Rate MBS		3,289,807	3,545,614	107.78	94.86%	4.42%	6.5%
Total Mortgage-backed Pass-through MBS		3,333,460	3,590,425	107.71	96.06%	4.39%	6.4%
Interest-Only Securities		798,981	102,552	12.84	2.74%	3.74%	15.5%
Inverse Interest-Only Securities		232,723	44,851	19.27	1.20%	5.02%	14.1%
Structured MBS		1,031,704	147,402	14.29	3.94%	4.13%	15.2%
Total Mortgage Assets	$	4,365,165	$ 3,737,827		100.00%	4.38%	8.6%

MBS Assets by Agency

(in thousands of $s)

As of June 30, 2017	Fair Value		Percentage of Portfolio
Fannie Mae	$	2,621,464	70.1%
Freddie Mac		1,107,792	29.6%
Ginnie Mae		8,571	0.2%
Total Portfolio	$	3,737,827	100%

Investment Company Act of 1940 (Whole Pool) Test

(in thousands of $s)

As of June 30, 2017	Fair Value		Percentage of Portfolio
Whole Pool Assets	$	3,187,442	85.3%
Non Whole Pool Assets		550,385	14.7%
Total Portfolio	$	3,737,827	100%

Source: Company Financials

ORCHID ISLAND CAPITAL

Orchid Island Capital Credit Counterparties

($ in thousands)

As of June 30, 2017

Counterparty		Total Outstanding Balances	% of Total	Weighted Average Borrowing Rate		Amount at Risk[(1)]	Weighted Average Maturity in Days
J.P. Morgan Securities LLC	$	610,851	18.50%	1.32%	$	35,463	12
Wells Fargo Bank, N.A.		313,206	9.60%	1.28%		15,235	11
Citigroup Global Markets, Inc.		269,560	8.20%	1.30%		22,151	17
ICBC Financial Services, LLC		241,736	7.40%	1.30%		12,226	12
Cantor Fitzgerald & Co.		229,485	7.00%	1.34%		12,037	31
RBC Capital Markets, LLC		227,896	7.00%	1.32%		12,018	13
Mitsubishi UFJ Securities (USA), Inc.		192,516	5.90%	1.08%		9,790	17
South Street Securities, LLC		173,925	5.30%	1.27%		8,524	11
Merrill Lynch, Pierce, Fenner & Smith Inc		159,470	4.90%	1.36%		5,176	17
ED&F Man Capital Markets Inc.		155,908	4.80%	1.29%		7,837	51
Natixis, New York Branch		142,158	4.30%	1.45%		22,085	18
Mirae Asset Securities (USA) Inc.		127,280	3.90%	1.28%		6,550	43
Daiwa Capital Markets America, Inc.		92,750	2.80%	1.32%		4,331	12
FHLB-Cincinnati		80,180	2.40%	1.17%		2,773	3
KGS-Alpha Capital Markets, L.P.		68,296	2.10%	1.30%		3,527	11
Nomura Securities International, Inc.		63,992	2.00%	1.16%		3,056	40
Goldman Sachs & Co.		53,858	1.60%	1.37%		3,951	14
Guggenheim Securities, LLC		53,020	1.60%	1.34%		2,608	40
Mizuho Securities USA, Inc.		22,369	0.70%	1.35%		1,243	26
Total / Weighted Average	$	3,278,456	100.00%	1.30%	$	190,581	18

(1) Equal to the sum of the fair value of securities sold, accrued interest receivable and cash posted as collateral (if any), minus the sum of repurchase agreement liabilities, accrued interest payable and the fair value of securities posted by the counterparties (if any).

Source: Company Financials

ORCHID ISLAND CAPITAL

Orchid Island Capital Hedge Positions as of June 30, 2017

($ in thousands)

	As of 6/30/2017			
Expiration Year	Average Contract National Amount	Weighted Average Entry Rate	Weighted Average Effective Rate	Open Equity[1]
Eurodollar Futures Contracts (Short Positions)				
2017				
September	$ 1,000,000	1.50%	1.36%	$ (371)
December	1,000,000	1.62%	1.47%	(353)
2018				
March	$ 1,000,000	1.71%	1.56%	$ (369)
June	1,000,000	1.81%	1.64%	(432)
September	1,000,000	1.90%	1.71%	(475)
December	1,000,000	1.96%	1.80%	(390)
2019				
March	$ 1,000,000	2.02%	1.86%	$ (416)
June	1,000,000	2.02%	1.92%	(316)
September	1,000,000	2.11%	1.97%	(358)
December	1,000,000	2.19%	2.05%	(373)
2020				
March	$ 1,000,000	2.54%	2.09%	$ (1,116)
June	1,000,000	2.59%	2.14%	(1,142)
September	1,000,000	2.65%	2.19%	(1,152)
December	700,000	2.74%	2.25%	(858)
Total / Weighted Average	$ 978,571	2.08%	1.85%	$ (8,120)
Treasury Note Futures Contracts (Short Position)[2]				
June 2017 10 year T-Note futures				
(Jun 2017 - Jun 2027 Hedge Period)	$ 465,000	2.06%	2.12%	$ 1,582

(1) Open equity represents the cumulative gains (losses) recorded on open futures positions from inception.

(2) T-Note futures contracts were valued at a price of $125.53 at June 30, 2017 and $124.28 at December 31, 2016. The notional contract values of the short positions were $583.7 million and $577.9 million at June 30, 2017 and December 31, 2016, respectively.

Source: Company Financials

ORCHID ISLAND CAPITAL

Orchid Island Capital Hedge Positions as of June 30, 2017 - continued

TBA Positions *($ in thousands)*

	Notional Amount Long (Short)(1)	Cost Basis(2)	Market Value(3)	Net Carrying Value(4)
As of June 30, 2017				
30-Year TBA securities:				
3.00%	$ (250,000)	$ (251,063)	$ (249,628)	$ 1,435
4.50%	(150,000)	(161,531)	(160,876)	655
	$ (400,000)	$ (412,594)	$ (410,504)	$ 2,090
As of March 31, 2017				
30-Year TBA securities:				
3.00%	$ (150,000)	$ (147,406)	$ (148,267)	$ (861)
4.50%	(297,000)	(317,199)	(318,574)	(1,375)
	$ (447,000)	$ (464,605)	$ (466,841)	$ (2,236)

Swap Agreements *($ in thousands)*

	Notional Amount	Average Fixed Pay Rate	Average Receive Rate	Net Estimated Fair Value	Average Maturity (Years)
As of June 30, 2017					
Expiration > 1 to ≤ 3 years	$ 650,000	1.09%	1.18%	$ 8,485	2.6
Expiration > 3 to ≤ 5 years	300,000	2.08%	1.24%	(2,674)	4.7
	$ 950,000	1.40%	1.20%	$ 5,811	3.2
As of March 31, 2017					
Expiration > 1 to ≤ 3 years	$ 600,000	1.05%	1.04%	$ 12,430	2.9
Expiration > 3 to ≤ 5 years	200,000	2.14%	1.15%	(1,397)	4.9
	$ 800,000	1.32%	1.07%	$ 11,033	3.4

(1) Notional amount represents the par value (or principal balance) of the underlying Agency MBS.
(2) Cost basis represents the forward price to be paid (received) for the underlying Agency MBS.
(3) Market value represents the current market value of the TBA securities (or of the underlying Agency MBS) as of period-end.
(4) Net carrying value represents the difference between the market value and the cost basis of the TBA securities as of period-end and is reported in derivative assets (liabilities), at fair value in our consolidated balance sheets.

Source: Company Financials

Appendix

Orchid Island Capital Earnings per Share Support Data

Quarter	Net Income	Realized and Unrealized Gains and (Losses)	Net Income Less Realized and Unrealized Gains and (Losses)	Weighted Average Shares Outstanding	Per Share Amounts		
					Net Income	Realized and Unrealized Gains and (Losses)	Net Income Less Realized and Unrealized Gains and (Losses)
2013 - Q1	$ 400,358	$ (412,530)	$ 812,888	2,004,332	$ 0.20	$ (0.21)	$ 0.41
2013 - Q2	$ (1,546,152)	$ (3,201,488)	$ 1,655,336	3,341,665	$ (0.46)	$ (0.96)	$ 0.50
2013 - Q3	$ (997,107)	$ (2,852,987)	$ 1,855,880	3,341,665	$ (0.30)	$ (0.85)	$ 0.56
2013 - Q4	$ 1,444,895	$ (634,926)	$ 2,079,821	3,341,665	$ 0.43	$ (0.19)	$ 0.62
2014 - Q1	$ 3,595,264	$ 758,306	$ 2,836,958	5,093,554	$ 0.71	$ 0.15	$ 0.56
2014 - Q2	$ 10,634,941	$ 5,836,099	$ 4,798,842	9,078,107	$ 1.17	$ 0.64	$ 0.53
2014 - Q3	$ 6,768,486	$ (305,944)	$ 7,074,430	10,710,153	$ 0.63	$ (0.03)	$ 0.66
2014 - Q4	$ 3,521,000	$ (6,055,000)	$ 9,576,000	14,565,000	$ 0.24	$ (0.42)	$ 0.66
2015 - Q1	$ 5,509,000	$ (6,063,000)	$ 11,572,000	16,846,950	$ 0.33	$ (0.36)	$ 0.69
2015 - Q2	$ (2,832,000)	$ (16,017,000)	$ 13,185,000	19,751,871	$ (0.14)	$ (0.81)	$ 0.67
2015 - Q3	$ (9,417,000)	$ (23,682,000)	$ 14,265,000	22,545,019	$ (0.42)	$ (1.05)	$ 0.63
2015 - Q4	$ 7,809,918	$ (6,813,000)	$ 14,622,918	21,771,000	$ 0.36	$ (0.31)	$ 0.67
2016 - Q1	$ (4,591,000)	$ (19,561,000)	$ 14,970,000	21,756,065	$ (0.21)	$ (0.90)	$ 0.69
2016 - Q2	$ 6,463,000	$ (7,319,000)	$ 13,782,000	21,920,573	$ 0.29	$ (0.33)	$ 0.63
2016 - Q3	$ 20,526,000	$ 4,418,000	$ 16,108,000	24,133,343	$ 0.85	$ 0.18	$ 0.67
2016 - Q4	$ (20,419,000)	$ (38,005,000)	$ 17,586,000	28,494,000	$ (0.72)	$ (1.33)	$ 0.62
2017 - Q1	$ 2,449,000	$ (20,727,000)	$ 23,176,000	33,069,064	$ 0.07	$ (0.63)	$ 0.70
2017 - Q2	$ (9,643,000)	$ (32,597,000)	$ 22,954,000	37,211,362	$ (0.26)	$ (0.88)	$ 0.62

Source: Company Financials

ORCHID ISLAND CAPITAL